Paul Hastings                   Paul, Hastings, Janofsky & Walker LLP
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rachaelschwartz@paulhastings.com

October 14, 2009

Ms. Christina DiAngelo
Mr. John Grzeskiewicz
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      Daily Income Fund (the "Trust")
         Registration Statement on Form N-14 (333-161836)

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds to your comments communicated to us by telephone on October 2, 2009, with respect to the Registration Statement on Form N-14 (the "Registration Statement") of the Trust which was filed with the Securities and Exchange Commission on September 10, 2009 (accession number 0000806620-09-000189), on behalf of the Institutional Service Class of the U.S. Government Portfolio, a series of the Trust, with respect to the reorganization of the Sentinel Government Money Market Fund, a series of Sentinel Group Funds, Inc., and the U.S. Government Portfolio (together, the "Funds").

The Trust's responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Comment #1 - President's Letter: You have asked that we explain in the President's Letter the purpose of the section entitled "Additional Information regarding Investing in the U.S. Government Portfolio for Accounts Maintained through Sentinel Administrative Services, Inc.", which follows the President's letter.

     Response #1: We have added an appropriate explanation to the President's Letter.

Comment #2 - President's Letter: You have asked that we clarify whether shareholders investing in the Institutional Service Class of the U.S. Government Portfolio through Sentinel Administrative Services, Inc. will have exchange rights with the Sentinel Group Funds or with other funds advised by Reich & Tang Asset Management, LLC.

     Response #2: Shareholders investing in the U.S. Government Portfolio through Sentinel Administrative Services, Inc. will not have exchange rights with either the Sentinel Group Funds or the funds advised by Reich & Tang Asset Management, LLC,

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October 14, 2009
Page 2

but they will have reinvestment privileges with the Sentinel Group Funds. We have added an appropriate clarification to the President's Letter.

Comment #3 - Reasons for the Reorganization: You have asked that we expand the "Reasons for the Reorganization" discussion to explain why Sentinel Group Funds, Inc. proposed that its Government Money Market Fund be reorganized into the U.S. Government Portfolio of the Trust.

     Response #3: We have added an appropriate discussion to "Reasons for the Reorganization."

Comment #4 - Capitalization Table: You have asked that the information contained in the capitalization table be current as of a date within thirty days of mailing and also that a footnote be added to disclose the capitalization of the U.S. Government Portfolio's other classes.

     Response #4: We have updated the capitalization table to September 30, 2009 and added the footnote to the capitalization table.

Comment #5 - Fee Table: You have asked that we confirm whether either the Sentinel Government Money Market Fund or the U.S. Government Portfolio had acquired fund fees and expenses.

     Response #5: We have confirmed that as of March 31, 2009, the Sentinel Government Money Market Fund had acquired fund fees and expenses ("AFFE") of less than 0.01% of average net assets of the fund. Because the AFFE amounted to less than 0.01%, we have included appropriate footnote disclosure to the Sentinel Government Money Market Fund's "Other Expenses" in the fee table. The U.S. Government Portfolio did not have any acquired fund fees and expenses.

Comment #6 - Fee Table: You have requested that we confirm whether or not Sentinel Government Money Market Fund currently has any voluntary fee waivers and, if so, to add such disclosure as a footnote to the fee table.

     Response #6: Sentinel Government Money Market Fund does currently have a voluntary fee waiver in place. This disclosure is included in footnote 2 to the fee table as follows:

         "The Sentinel Government Money Market Fund pays an advisory fee at the rate of 0.40% per annum on the first $300 million of the Sentinel Government Money Market Fund's average daily net assets and 0.35% on such assets over $300 million. The investment advisor has voluntarily agreed to waive fees and/or reimburse expenses paid by the Sentinel Government Money Market Fund share Classes A and B to the extent necessary to prevent total expenses in each Class from exceeding the gross income

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October 14, 2009
Page 3

allocated to each Class from the Sentinel Government Money Market Fund's investment activities on a daily basis. This reimbursement may be discontinued at any time."

Comment #7 - Fee Table: You have asked that we confirm that the Sentinel Government Money Market Fund's fee table figures provided as of March 31, 2009 are not materially different from the fee table figures disclosed in the Sentinel Government Money Market Fund's semi-annual report dated May 31, 2009. Assuming no material difference, you have asked that we add a footnote to the fee table disclosing that there is no material difference.

         Response #7: We have confirmed that there is no material difference and have included appropriate footnote disclosure.

Comment #8 - Fee Example: You have asked that we add a footnote to the fee example about the details of Sentinel Government Money Market Fund Class B shares converting to Class A shares.

         Response #8: After further discussion, we revised the ten year fee example to show that shareholders may still pay a CDSC when redeeming their Sentinel Government Money Market Fund Class B shares after ten years of investment.

Comment #9: You have requested that we add disclosure regarding the cost of the reorganization and who will be paying those costs.

         Response #9: The Combined Prospectus/Information Statement currently states that Reich & Tang Asset Management, LLC and Sentinel Asset Management, Inc. will share the costs of the reorganization. Since no proxies are being solicited in connection with the reorganization, we have not included information regarding specific costs or expenditures.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.


Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP